O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill* Christian I. Cu**	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	son@stockslaw.com

File #4387
April 8, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Mail Stop 05-11
Washington, D.C. 20549

Attention: William Bennett, Division of Corporation Finance

Dear Sirs:

RE:	MED-TECH SOLUTIONS, INC. (the “Company”)
	-	SEC File Number 333-122352
	-	Registration Statement on Form SB-2 Originally Filed January 28, 2005

We write on behalf of Med-Tech Solutions, Inc. (the “Company” or “Med-Tech”) in response to your comment letter dated March 9, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this submission a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.	WE NOTE CERTAIN COMPANIES ALSO NAMED MED-TECH SOLUTIONS, INC. ARE ENGAGED IN SIMILAR INDUSTRIES. PLEASE INCLUDE INFORMATION TO ELIMINATE ANY POSSIBLE CONFUSION.

In response to this comment, a search of the EDGAR database and the commercial recordings of the Nevada Secretary of State does not reveal any active companies named “Med-Tech Solutions, Inc.” Although other companies may use the term “Med Tech” or “Med” and may be engaged in similar industries, the Company believes that it has included information in the Amended SB-2 sufficient to differentiate the Company’s business from others.

2.	PLEASE SUPPLEMENTALLY PROVIDE ANY ARTWORK OR PHOTOGRAPHS THAT ARE TO BE INSERTED IN YOUR PROSPECTUS. WE MAY HAVE COMMENT ON ITS CONTENTS. PLEASE NOTE THAT INSIDE FRONT COVER GRAPHICS SHOULD BE CLEAR ILLUSTRATIONS OF YOUR PRODUCT OR BUSINESS WITH CONCISE LANGUAGE DESCRIBING THE ILLUSTRATIONS.

In response to this comment, we enclose supplementally a copy of all graphics, maps and other artwork used in the Amended SB-2 to our paper filing of the Amended SB-2.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. William Bennett

3.	THE WORD “OFFERING” IS CAPITALIZED THROUGHOUT THE PROSPECTUS. AS APPROPRIATE, PLEASE REVISE SO THAT THE WORD APPEARS IN LOWER CASE.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

4.
YOU REFER TO MED-TECH SOLUTIONS AS THE “CORPORATION” IN YOUR PROSPECTUS. THE TERM “CORPORATION” IS A VAGUE AND ABSTRACT TERM. USE YOUR ACTUAL COMPANY NAME, A SHORTENED VERSION OF IT, OR THE PRONOUN “WE” OR “US” THROUGHOUT YOUR DOCUMENT TO REFER TO YOUR COMPANY.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

5.
WE NOTE THAT YOU ARE REGISTERING 5,100,000 SHARES FOR RESALE ON YOUR REGISTRATION STATEMENT. THIS REPRESENTS APPROXIMATELY 50% OF YOUR TOTAL OUTSTANDING SHARES. GENERALLY, WE VIEW RESALE TRANSACTIONS OF THIS AMOUNT AS AN OFFERING “BY OR ON BEHALF OF THE ISSUER” FOR PURPOSES OF RULE 415(A)(4) OF REGULATION C. UNDER THE RULE, EQUITY SECURITIES OFFERED BY OR ON BEHALF OF THE REGISTRANT CANNOT BE SOLD “AT THE MARKET PRICE” UNLESS THE OFFERING SATISFIES THE REQUIREMENTS SET FORTH IN THE RULE. YOUR OFFERING DOES NOT APPEAR TO MEET THE REQUIREMENTS. PLEASE REVISE YOUR REGISTRATION STATEMENT TO PRICE ALL SECURITIES OFFERED FOR THE DURATION OF THE OFFERING AND INDICATE THIS SPECIFIC PRICE WHERE APPROPRIATE IN THE PROSPECTUS. WE MAY HAVE FURTHER COMMENT.

In response to this comment, all of the 5,100,000 shares to be registered for resale under the Company’s registration statement are being offered by the selling stockholders, none of which are “affiliates” of the Company as such term is defined in Rule 405 of the Securities Act of 1933. As such, we do not understand how this can be termed an offering “by or on behalf of the Company”. Further, Rule 415(a)(4) of Regulation C is applicable only to securities which are registered or qualified to be registered on Form S-3 or Form F-3, which is not the case in this offering.

6.	WE NOTE YOUR USE OF THE TERMS “LICENSE”, “PRODUCT”, “MANUFACTURING AGREEMENT” AND “PRICE” IN THE PROSPECTUS. REVISE TO ELIMINATE THE DEFINED TERMS FROM YOUR DOCUMENT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

PROSPECTUS COVER PAGE

7.	PLEASE ADVISE WHETHER THE CAPTION IMMEDIATELY ABOVE “TABLE OF CONTENTS” APPEARS ON THE OUTSIDE BACK COVER PAGE OF THE PROSPECTUS. IT IS NOT CLEAR FROM THE EDGARIZED VERSION.

In response to this comment, please see the revised the disclosure on the outside back cover of the Amended SB-2.

8.	PLEASE RELOCATE THE DEALER PROSPECTUS DELIVERY OBLIGATION TO THE OUTSIDE BACK COVER PAGE OF THE PROSPECTUS. SEE ITEM 502(B) OR REGULATION S-B.

In response to this comment, please see the revised disclosure on the outside back cover of the Amended SB-2.

9.
PLEASE REVISE THIS PAGE TO LIMIT THE INFORMATION TO THAT REQUIRED BY ITEM 501 OF REGULATION S-B. IN PARTICULAR, PLEASE MOVE THE THIRD AND FOURTH SENTENCES IN THE PARAGRAPH INDICATING YOUR COMMON STOCK IS NOT TRADED ON ANY MARKET FROM THE COVER PAGE TO A SECTION LATER IN YOUR PROSPECTUS.

In response to this comment, the Company has moved the disclosure to page 35 of the Amended SB-2 under the heading “Market for Common Equity and Related Stockholder Matters – No Public Market for Common Stock”.

SUMMARY, PAGE 5

10.	THE INTRODUCTORY PARAGRAPH TO YOUR SUMMARY STATES THAT THE SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT. A SUMMARY BY ITS VERY NATURE IS NOT REQUIRED TO CONTAIN ALL OF THE

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Mr. William Bennett

DETAILED INFORMATION REQUIRED IN A PROSPECTUS. HOWEVER, IF YOU INCLUDE A SUMMARY IN YOUR PROSPECTUS, IT MUST BE COMPLETE. PLEASE REVISE.

In response to this comment, please see the revised disclosure in the introductory paragraph to the summary on page 5 of the Amended SB-2.

11.
PLEASE DISCLOSE THAT YOUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN. INDICATE AS WELL THE FACT THAT ALL CASH AVAILABLE TO DATE HAS BEEN RAISED THROUGH THE ISSUANCE OF YOUR SECURITIES.

In response to this comment, please see the revised disclosure under the heading “Summary” on page 5 of the Amended SB-2.

12.

WE NOTE YOUR CROSS-REFERENCE TO THE “DESCRIPTION OF “BUSINESS” AND “RISK FACTORS” SECTIONS. REVISE THE REGISTRATION STATEMENT TO DELETE THE USE OF CROSS-REFERENCE FROM THE FOREPART OF THE PROSPECTUS EXCEPT FOR THE CROSS-REFERENCE TO THE RISK FACTORS ON THE COVER PAGE.

In response to this comment, the Company has deleted the cross-references under the heading “Summary” in the Amended SB-2 as requested.

13.
THE SUMMARY SHOULD NOT, AND IS NOT REQUIRED TO CONTAIN THE DETAILED INFORMATION IN THE PROSPECTUS. SEE ITEM 503 OF REGULATION S-B AND RELEASE NO. 33-7497. FOR EXAMPLE, THE DETAILED DESCRIPTION IN “THE OFFERING” SECTION OF THE MINIMUM NUMBER OF SHARES TO BE SOLD IN THIS OFFERING, COMMON STOCK OUTSTANDING BEFORE AND AFTER THE OFFERING, USE OF PROCEEDS AND THE RISK FACTORS ARE UNNECESSARY SINCE YOU DESCRIBE THEM LATER IN THE PROSPECTUS.

In response to this comment, please see the revised disclosure under the heading “Summary” on page 5 of the Amended SB-2.

RISK FACTORS, PAGE 7

14.	CLARIFY IN THE FIRST PARAGRAPH OF THIS SECTION THAT YOU DISCUSS ALL ”MATERIAL” RISKS HERE.

In response to this comment, please see the revised disclosure in the first paragraph under the heading “Risk Factors” in the Amended SB-2.

15.
PLEASE AVOID THE GENERIC CONCLUSION YOU REACH IN SEVERAL OF YOUR RISK FACTOR NARRATIVES AND SUBHEADINGS THAT THE RISK COULD “ADVERSELY AFFECT” YOUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR ABILITY TO RAISE CAPITAL OR WOULD “NEGATIVELY AFFECT” OR HAVE A “MATERIAL ADVERSE AFFECT” ON THE SAME. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS, FINANCIAL CONDITION AND OPERATIONS WOULD BE AFFECTED. SEE, FOR EXAMPLE, RISK FACTORS 1-6 AND 9-12.

In response to this comment, the Company has revised the disclosure in the noted risk factors as requested.

16.
IN SEVERAL OF YOUR RISK FACTOR SUBHEADINGS, YOU ALLUDE TO A RISK BUT DO NOT CLEARLY STATE THE MATERIAL RISK TO INVESTORS. GENERALLY, THE SUBHEADING SHOULD CLEARLY STATE THE PARTICULAR RISK AND THE CONSEQUENCES THAT MAY RESULT IF THAT RISK SHOULD OCCUR. REVISE YOUR SUBHEADINGS TO PRESENT THE RISKS YOU ARE ADDRESSING IN CONCRETE TERMS. FOR EXAMPLE, WE NOTE THAT RISK FACTORS 3-6, 13, 14, 17 AND 20 DO NOT CLEARLY STATE THE RISKS AND POTENTIAL CONSEQUENCES TO AN INVESTOR AND SHOULD BE REVISED ACCORDINGLY.

In response to this comment, the Company has deleted risk factors 3, 13, and 20, and revised the disclosure in the noted risk factors as requested.

17.	SOME OF YOUR RISK FACTORS ARE TOO BROAD AND GENERIC AND SHOULD BE REVISED TO STATE THE MATERIAL RISK THAT IS SPECIFIC TO YOUR COMPANY. AS A GENERAL RULE, A RISK FACTOR IS PROBABLY TOO GENERIC IF IT IS

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Mr. William Bennett

READILY TRANSFERABLE TO OTHER OFFERING DOCUMENTS OR DESCRIBES CIRCUMSTANCES OR FACTUAL SITUATIONS THAT ARE EQUALLY APPLICABLE TO OTHER SIMILARLY SITUATED BUSINESSES. FOR INSTANCE, RISK FACTORS 3, 10, 13, 14, 18, 20 AND 22 SHOULD BE REVISED, DELETED OR MOVED TO ANOTHER SECTION OF THE PROSPECTUS AS APPROPRIATE.

In response to this comment, the Company has deleted risk factors 3, 10, 13, 20 and 22. The Company has revised the disclosure in the other noted risk factors in the Amended SB-2, as requested.

18.
WE NOTE THAT YOUR SOLE OFFICER AND DIRECTOR CONTROLS APPROXIMATELY 49.5% OF YOUR COMMON STOCK. PLEASE ADDRESS THE RISKS POSED BY THE FACT THAT THIS PERSON WILL BE ABLE TO SIGNIFICANTLY INFLUENCE ELECTIONS AND CHANGE-IN-CONTROL SITUATIONS.

In response to this comment, the Company has included the requested risk factor in the Amended SB-2. Please see the risk factor headed “Because Our President, Mr. Mark McLeary, Controls Approximately 49.5% Of Our Outstanding Common Stock...”.

19.
IT APPEARS MR. MCLEARY WILL ONLY CONTRIBUTE 8-10 HOURS PER WEEK TO COMPANY BUSINESS. THE DISCLOSURE ALSO INDICATES THAT YOU HAVE NO EMPLOYEES AND DO NOT PLAN TO HIRE ANY EMPLOYEES OVER THE NEXT 12 MONTHS. GIVEN THESE CONSTRAINTS, WE DO NOT UNDERSTAND HOW YOU WILL BE ABLE TO IMPLEMENT YOUR BUSINESS PLAN OF MANUFACTURING, MARKETING AND DISTRIBUTING MEDICAL DEVICES. PLEASE ADDRESS THE RISK THIS POSES.

In response to this comment, the Company has added a risk factor headed “Because our sole executive officer and director has only agreed to provide his services on a part-time basis...” on page 9 of the Amended SB-2, respecting the amount of time Mr. McLeary has agreed to devote to the business of the Company. Given that the Company intends, initially, to market its product through established distributors in the Philippines and merely commence the 510(k) approval process in the US, the Company does not anticipate requiring additional employees to pursue its stated plan of operation over the next twelve months.

20.
YOUR SOLE OFFICER AND DIRECTOR DOES NOT APPEAR TO HAVE ANY PRIOR EXPERIENCE MANUFACTURING, MARKETING OR DISTRIBUTING MEDICAL DEVICES. AS NOTED, YOU DO NOT INTEND TO HIRE ANY EMPLOYEES OVER THE NEXT 12 MONTHS. PLEASE ADDRESS THE RISKS POSED BY THE FACT THAT NO PERSON WORKING DIRECTLY WITHIN YOUR ORGANIZATION HAS ANY EXPERIENCE IN THIS, OR ANY OTHER SIMILAR, INDUSTRY.

In response to this comment, the Company has included the requested risk factor in the Amended SB-2. Please see the risk factor headed “Because our sole executive officer and director does not have formal training specific to the medicinal products industry...” on page 9 of the Amended SB-2.

21.
DISCLOSURE SUGGESTS THAT YOU INTEND TO ENGAGE IN INTERNATIONAL SALES AND MARKETING. PLEASE DISCLOSE THE INTERNATIONAL MARKETS WHERE YOU INTEND TO CONDUCT THESE OPERATIONS AND THE RISKS SPECIFIC TO EACH AREA, INCLUDING CURRENCY TRANSLATION AND WHAT EFFORTS YOU INTEND TO UNDERTAKE TO MINIMIZE THE SAME.

In response to this comment, the Company has included the requested risk factor in the Amended SB-2. Please see the risk factor headed “We intend to conduct our business in foreign countries and, as a result, may be exposed to movements in foreign currency exchange rates...” on page 11 of the Amended SB-2.

22.	THE RISK FACTORS NEED TO BE SET FORTH IN THE ORDER OF MATERIALITY. IN THIS REGARD, YOU MUST MORE PROMINENTLY DISCLOSE THE RISK FACTOR ENTITLED “FAILURE TO OBTAIN NECESSARY GOVERNMENT APPROVALS FOR NEW PRODUCTS OR FOR NEW APPLICATIONS FOR EXISTING PRODUCTS WOULD MEAN WE COULD NOT SELL THOSE NEW PRODUCTS, OR SELL ANY EXISTING PRODUCTS FOR THOSE NEW APPLICATIONS.” ADDITIONALLY, WE DO NOT UNDERSTAND YOUR REFERENCE TO EXISTING PRODUCTS IN THE RISKS FACTOR WHEN YOU INDICATE THAT YOU HAVE NOT DEVELOPED THE GYNECONE DEVICE.

In response to this comment, the Company has deleted the references to existing products and moved this risk factor as requested.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Mr. William Bennett

DETERMINATION OF OFFERING PRICE, PAGE 14

23.	SUPPLEMENTALLY ADVISE THE REASON WHY THE SHARES ISSUED IN NOVEMBER 2004 WERE OFFERED AT A PRICE 98% GREATER THAN THE SHARES OFFERED JUST 2 MONTHS PRIOR IN SEPTEMBER 2004.

In response to this comment, the Company set the price of the November, 2004 offering at a higher price than the earlier offering based on the fact that the acquisition of the Company’s Gynecone device, the development of the Company’s relationship with MDMI and the development of a business plan for the Company occurred after the September, 2004 offering. The earlier share issuance in September, 2004 occurred during the Company’s initial development stage while it did not have any significant assets.

SELLING SECURITY HOLDERS, PAGE 14

24.
PLEASE INDICATE IF ANY OF YOUR SELLING STOCKHOLDERS ARE BROKER DEALERS OR AFFILIATES OF BROKER-DEALERS. IF THE LATTER, PLEASE INCLUDE A REPRESENTATION THAT EACH AFFILIATE: (1) PURCHASED YOUR SECURITIES IN THE ORDINARY COURSE OF BUSINESS AND (2) AT THE TIME OF PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. IF YOU CANNOT PROVIDE THIS REPRESENTATION, PLEASE ADVISE SUPPLEMENTALLY.

In response to this comment, the Company confirms that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

25.
WE NOTE THAT THE SHARES ISSUED IN BOTH SEPTEMBER AND NOVEMBER 2004 WERE OFFERED PURSUANT TO THE EXEMPTION AFFORDED UNDER REGULATION S. REGULATION S REQUIRES THAT ALL OFFERS BE MADE TO NON-US PERSONS, AS DEFINED. PLEASE SUPPLEMENTALLY PROVIDE US WITH THE ADDRESS FOR EACH SELLING SHAREHOLDER. WE MAY HAVE FURTHER COMMENT.

In response to this comment, the Company has supplementally attached to the paper filing of this submission a schedule containing the names and addresses of each of the selling stockholders.

PLAN OF DISTRIBUTION, PAGE 18

26.	WE NOTE THAT THE COMPANY IS PAYING ALL OF THE FEES AND EXPENSES OF THE OFFERING. CLEARLY STATE THE AMOUNT OF ESTIMATED OFFERING EXPENSES.

In response to this comment, please see the revised disclosure under the heading “Plan of Distribution” on page 18 of the Amended SB-2.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 19

27.	PLEASE DISCLOSE THE BUSINESS OF MCLEARY CAPITAL MANAGEMENT, INC.

In response to this comment, please see the revised disclosure under the heading “Directors, Executive Officers, Promoters and Control Persons” on page 19 of the Amended SB-2.

28.
WE NOTE THAT MR. MCLEARY IS PREPARED TO ADJUST THE AMOUNT OF TIME HE IS WILLING TO DEVOTE TO COMPANY BUSINESS WITH RESPECT TO CAPITAL RAISING AND THE PLAN OF DISTRIBUTION. PLEASE DISCLOSE THE MAXIMUM AMOUNT OF TIME HE IS WILLING TO DEVOTE ON A WEEKLY BASIS TO THESE ACTIVITIES AND CLARIFY WHETHER HE IS ALSO WILLING TO DO SO IN THE FURTHERANCE OF YOUR ACTUAL PLAN OF OPERATION.

In response to this comment, the Company has revised disclosure under the heading “Directors, Executive Officers, Promoters and Control Persons” to state that Mr. McLeary is prepared to commit 40-50 hours a week to the business of the Company in furtherance of the Company’s plan of operation, if required.

O’Neill Law Group PLLC	6
United States Securities and Exchange Commission
Attention: Mr. William Bennett

COMPENSATION

29.
WE NOTE THAT YOU DO NOT PAY YOUR OFFICERS AND DIRECTORS ANY SALARY OR CONSULTING FEE, BUT YOU ANTICIPATE DOING SO SHOULD REVENUES EXCEED EXPENSES. PLEASE DISCLOSE WHAT YOUR ANTICIPATED COMPENSATION PACKAGE WILL BE SHOULD REVENUES EXCEED EXPENSES.

In response to this comment, the Company presently does not have a planned compensation package for its officers and directors. At this stage of the Company’s development such a projection of compensation is too speculative and could be misleading. Should the Company begin generating revenues from its operations, the Company will at that time consider compensating its directors based on the time spent and/or other contributions by such director in relation to the Company’s business success.

30.
UNDER “SIGNIFICANT PERSONNEL,” PLEASE IDENTIFY THE CONSULTANTS YOU HAVE ENGAGED OR PLAN TO ENGAGE, THE SERVICES PERFORMED OR TO BE PERFORMED, THE EXTENT YOU RELY UPON CONSULTANTS AND THE TERMS OF ALL AGREEMENTS. FILE THE SAME AS EXHIBITS.

In response to this comment, the Company presently has no consultants. The Company has revised the disclosure under the heading “Significant Personnel” to indicate that it conducts its business largely through agreements with independent third parties.

31.
WE NOTE YOUR STATEMENT THAT YOU PRESENTLY DO NOT PAY YOUR DIRECTORS OR EXECUTIVE OFFICERS ANY SALARY OR CONSULTING FEE. PLEASE REVISE YOUR DISCUSSION TO INDICATE, IF TRUE, THAT THE COMPENSATION DISCUSSION ADDRESSES ALL COMPENSATION AWARDED TO, EARNED BY, OR PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICER FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

In response to this comment, the Company has revised the disclosure under the heading “Significant Personnel” to clarify that the Company’s directors and officers have not received any salary or consulting fees since inception.

INTERESTS OF NAMED EXPERTS AND COUNSEL, PAGE 22

32.	WE NOTE REFERENCE TO SUBSIDIARIES IN THE INTRODUCTORY PARAGRAPH. DISCLOSURE ON PAGE 30 INDICATES YOU DO NOT HAVE ANY SUBSIDIARIES. AS SUCH, PLEASE DELETE THIS REFERENCE OR ADVISE.

In response to this comment, the Company has removed the reference to subsidiaries as requested.

DESCRIPTION OF BUSINESS, PAGE 24

33.

THROUGHOUT THE PROSPECTUS, YOU DESCRIBE YOURSELF AS FOCUSED ON THE DEVELOPMENT AND MARKETING OF MEDICAL PESSARY DEVICES AND ON THE MANUFACTURING, MARKETING AND DISTRIBUTION OF THE GYNECONE DEVICE. THE STAFF IS CONFUSED BY THIS BUSINESS DESCRIPTION, HOWEVER, SINCE IT DOES NOT APPEAR THAT YOU HAVE OR WILL DEVELOP ANY MEDICAL DEVICES NOR DOES IT APPEAR THAT YOU WILL ACTUALLY MANUFACTURE OR DISTRIBUTE THE GYNECONE DEVICE. INDEED, IT APPEARS THAT THESE FUNCTIONS WILL BE PERFORMED BY INDEPENDENT THIRD PARTIES. PLEASE CLARIFY YOUR BUSINESS DESCRIPTION THROUGHOUT SO THAT IT IS CLEAR EXACTLY WHAT YOU INTEND TO DO AND HOW BEST TO DESCRIBE THIS ACTIVITY.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to indicate that the Company’s business is focused on the distribution and marketing of medical pessary devices designed for women.

34.

WE ARE UNCLEAR AS TO THE CURRENT STATUS OF THE GYNECONE DEVICE. FOR EXAMPLE, WE NOTE THAT YOU HAVE OBTAINED A LICENSE FROM MDMI TO MANUFACTURE, MARKET AND DISTRIBUTE THE DEVICE. WE ALSO NOTE THAT YOU HAVE ENTERED INTO A MANUFACTURING AGREEMENT WITH MDMI. BASED ON YOUR PLAN OF OPERATIONS, HOWEVER, IT APPEARS THAT R&D ACTIVITY IS ONGOING TO DEVELOP A PROTOTYPE AND THAT CLINICAL TRIALS HAVE YET TO COMMENCE. BASED ON THIS DISCLOSURE, IT IS NOT CLEAR WHETHER THE GYNECONE IS READY FOR MANUFACTURE, WHETHER CLINICAL TRIALS HAVE BEEN PERFORMED OR EVEN WHETHER A PROTOTYPE EXISTS. PLEASE CLARIFY.

O’Neill Law Group PLLC	7
United States Securities and Exchange Commission
Attention: Mr. William Bennett

In response to this comment, the Company has manufactured 500 prototypes of its Gynecone device to date. The Company intends initially to establish distribution agreements with major independent medical device distributors in the Philippines to market the device as a commercial product and work directly with these parties to perform all necessary activities such as obtaining regulatory approvals, networking and promotion. The Company intends to supply the labelled and packaged finished device manufactured by MDMI, plus all necessary technical bulletins and training documentation to distributors. The disclosure under the heading “Description of Business” in the Amended SB-2 has been revised to reflect this.

35.

WE NOTE YOUR STATEMENT THAT “GYNECONE’S UNIQUE SMOOTH EDGED EGG DESIGN ... IS EXPECTED TO BE THE SAFEST AND MOST COST EFFECTIVE PRODUCTS AVAILABLE.” WE ALSO NOTE OTHER COMPANY STATEMENTS THAT APPEAR PROMOTIONAL, RATHER THAN FACTUAL, AND THESE STATEMENTS SHOULD BE REVISED OR REMOVED. PLEASE PROVIDE DISCLOSURE OF THE REASONABLE BASIS FOR SUCH OPINIONS OR DELETE THE STATEMENTS. IF A REASONABLE BASIS CANNOT BE PROVIDED, THE STATEMENTS SHOULD BE REMOVED.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

36.
UNDER “MANUFACTURING AGREEMENT,” WE NOTE THAT MDMI HAS AGREED TO MANUFACTURE AND TEST THE DEVICE TO THE UNIFORM QUALITY STANDARDS ESTABLISHED BY YOU WHICH MEET YOUR SPECIFICATIONS. PLEASE DISCLOSE HOW YOU ARRIVED AT THESE STANDARDS AND SPECIFICATIONS GIVEN YOUR LACK OF EXPERIENCE IN THIS FIELD.

In response to this comment, the Company has provided MDMI with the product specifications set out in its license agreement and has not established any uniform quality standards respecting the manufacturing of the device. The Company has revised the disclosure under this heading to reflect this.

37.
UNDER “ACTION” ON PAGE 25, PLEASE PROVIDE THE BASIS FOR YOUR STATEMENT BEGINNING WITH “AS OPPOSED TO THE MILEX “KEGAL CONE’... IN ADDITION, THE LAST SENTENCE OF THIS PARAGRAPH IS OVERLY PROMOTIONAL AND SHOULD BE TONED DOWN.

In response to this comment, the Company has removed the disclosure respecting the Milex “Kegal Cone’ and revised the disclosure under the heading “Action” in the Amended SB-2.

38.	UNDER “REVENUE MODEL” ON PAGE 26, PLEASE DISCLOSE WHAT THE LABOR COSTS WILL BE PER PIECE WITH LARGE VOLUMES.

In response to this comment, the Company has replaced references in the Amended SB-2 to labor “costs per volume” with references to “costs per unit” in accordance with the terms of the Company’s manufacturing agreement with MDMI.

39.
UNDER “REVENUE MODEL” ON PAGE 26, YOU STATE THAT THE TARGET PRICE WILL BE $25 FOR THE DEVICE. YOU ALSO STATE THAT THE MILEX CONE COSTS $150 FOR A 6-PACK AND THAT THE GYNECONE WILL BE OFFERED AT A LOWER COST. WE DO NOT UNDERSTAND THIS POSITION SINCE 6 GYNECONE DEVICES WOULD ALSO COST $150.

In response to this comment, please see the Company’s response to Comment 37.

40.
UNDER “MARKETING STRATEGY” ON PAGE 26, YOU REFER TO YOUR “MARKET SHARE PREDICTIONS” AND YOUR “SELECTED GEOGRAPHIC AREA.” PLEASE ELABORATE ON EACH. WE NOTE THAT YOU INTEND TO ESTABLISH DISTRIBUTION AGREEMENTS. CLARIFY WHETHER ANY SUCH AGREEMENTS EXIST AND FILE AS EXHIBITS. IN THE PLAN OF OPERATION SECTION, DISCUSS WHAT THE TERMS OF THESE AGREEMENTS ARE/WILL BE AND THE COSTS AND/OR EXPENSE (E.G. COMMISSION, FEE) ASSOCIATED WITH THE SAME.

In response to this comment, the Company has revised the disclosure under the heading “Marketing Strategy” on page 26 of the Amended SB-2, to disclose that the Company is presently negotiating a distribution agreement with an established medical device distribution company in the Philippines. The distributor is expected to obtain all required regulatory approvals to market the Gynecone device to Philippine pharmacies and independent physicians as a commercial product following the execution of the agreement. The Company expects to finalize the distribution agreement within the next three months.

O’Neill Law Group PLLC	8
United States Securities and Exchange Commission
Attention: Mr. William Bennett

41.
UNDER “MARKETING STRATEGY” ON PAGE 26, PLEASE ELABORATE ON THE “CLINICAL TRIALS AND PROMOTIONAL ACTIVITIES” YOU WILL ENGAGE IN BOTH DOMESTICALLY AND INTERNATIONALLY. FULLY DISCUSS THE INTERNATIONAL ASPECTS OF YOUR BUSINESS PLAN HERE AND IN THE PLAN OF OPERATION.

In response to this comment, please see the revised disclosure under the headings “Marketing Strategy” and “Government Regulation”.

42.	UNDER “INTELLECTUAL PROPERTY” ON PAGE 27, YOU STATE YOUR INTELLECTUAL PROPERTY CONSISTS OF THE TRADE NAME “GYNECONE.” DISCLOSURE ON PAGE 30 SUGGESTS YOU HAVE NO PATENTS OR TRADE NAMES.

In response to this comment, the disclosure under the heading “Patents and Trademarks” refers to the Company having no trademarks or patents. The Company presently owns the right to use the trade name “Gynecone”, which is not trademarked.

43.
WE NOTE THE VARIOUS MARKET AND SCIENTIFIC STUDIES UNDER “INDUSTRY BACKGROUND.” PLEASE PROVIDE CITATIONS TO ALL SUCH STUDIES AND PROVIDE THE STAFF WITH MARKED COPIES OF THE SAME. WE ASSUME THAT ALL REFERENCED REPORTS ARE GENERALLY AVAILABLE AT NO CHARGE OR FOR A DE MINIMIS PAYMENT. PLEASE ADVISE.

In response to this comment, please see the revised disclosure under the heading “Industry Background” in the Amended SB-2. The Company attaches supplementally to the paper filing of this submission, a copy of each of the following reports relied on by the Company for industry background information in the Amended SB-2:

a.	Urinary Incontinence in Adults – Clinical Practice Guidelines, 1996, Agency for Health Care Policy and Research, U.S. Department of Health and Human Services.

b.	Annual Direct Cost of Urinary Incontinence. Obstetrics and Gynecology. Wilson L, Brown JS, Shin GP, Luc KO, Subak LL. 2001.

c.	Weighted Analysis of 2000 National Ambulatory Medical Care Survey (NAMCS). July 2003. Social & Scientific Systems, Inc.

d.	Weighted Analysis of 1999 NAMCS. July 2003. Social & Scientific Systems, Inc.

44.
UNDER “PELVIC MUSCLE EXERCISES” ON PAGE 29, YOU REFERENCE CONTINUED EXERCISE AS A BENEFIT. THIS SEEMS LIKE A DRAWBACK. YOU ALSO NOTE THAT MILD SYMPTOMS SUSTAIN THE GREATEST IMPROVEMENT. TO THE EXTENT THIS IS NOT THE CASE WITH MORE SEVERE SYMPTOMS, PLEASE CONSIDER DISCLOSING AS A DRAWBACK.

In response to this comment, please see the revised disclosure under the heading “Drawbacks/Benefits of Currently Available Technologies – Pelvic Muscle Exercises” on page 29 of the Amended SB-2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 31

45.	WE NOTE THAT YOU DO NOT ANTICIPATE GENERATING REVENUES UNTIL YOU COMPLETE THE MARKETING, PROMOTION AND DEVELOPMENT OF THE GYNECONE DEVICE. PLEASE INDICATE WHEN YOU EXPECT TO COMPLETE THESE ACTIVITIES.

In response to this comment, the Company has revised the disclosure under the heading “Management Discussion and Analysis” on page 31 of the Amended SB-2, to clarify that the Company does not anticipate generating revenues until it completes its initial marketing efforts within the timeframe outlined in the table under the heading “Milestones and Objectives”.

46.	PLEASE PROVIDE THE ACTUAL MONTHS DURING WHICH YOU EXPECT TO COMPLETE YOUR VARIOUS MILESTONES.

In response to this comment, please see the revised disclosure under the heading “Milestones and Objectives” on page 32 of the Amended SB-2.

O’Neill Law Group PLLC	9
United States Securities and Exchange Commission
Attention: Mr. William Bennett

47.
PLEASE DISCLOSE THE SELECTED MARKETS WHERE YOU INTEND TO BEGIN INITIAL MARKETING AS DISCLOSED UNDER PHASE II. SEPARATELY DISCUSS THE REASONS WHY YOU HAVE CHOSEN THE INITIAL LAUNCH OF YOUR PRODUCT OUTSIDE OF THE US. IN DOING SO, ADDRESS THE TIME AND COSTS INVOLVED TO SECURE FDA-LIKE COMPLIANCE IN THESE COUNTRIES.

In response to this comment, please see the revised disclosure under the headings “Marketing Strategy” and “Government Regulation”.

48.
REFERENCE IS MADE TO THE $35,000 PLANNED EXPENDITURES OVER THE NEXT 12 MONTHS ON PAGE 32. YOU ALLOCATE $10,000 TO MARKETING EXPENSES. IS THIS IN ADDITION TO THE MARKETING EXPENSES LISTED UNDER PHASE II? WE ALSO NOTICE UNDER “LIQUIDITY AND CAPITAL RESOURCES” ON PAGE 33 THAT YOU WILL REQUIRE A FURTHER $15,000 TO IMPLEMENT AN ADVERTISING CAMPAIGN. WHEN DO YOU ANTICIPATE UNDERTAKING THIS CAMPAIGN AND HOW WILL YOU FINANCE THE SAME?

In response to this comment, the Company expects to commence the advertising campaign during the period in May to June, 2006. As stated in the Amended SB-2 the Company intends to continue to rely on equity financings subject to the Company raising revenue through sales of its product.

49.	UNDER “FUTURE FINANCINGS” ON PAGE 33, PLEASE ESTIMATE THE AMOUNT OF FINANCING YOU WILL NEED TO RAISE AFTER 12 MONTHS.

In response to this comment, the Company has revised the disclosure under the heading “Future Financings” to disclose that the Company anticipates requiring an additional $15,000 to implement an advertising campaign after 12 months.

50.
WE NOTE YOUR STATEMENT IN THE REGISTRATION RIGHTS SECTION THAT “IN THE NEAR FUTURE, IN ORDER FOR US TO CONTINUE WITH THE DEVELOPMENT OF OUR BUSINESS, WE WILL NEED TO RAISE ADDITIONAL CAPITAL.” RECONCILE THAT STATEMENT WITH YOUR OTHER STATEMENTS INDICATING THAT YOU PRESENTLY HAVE SUFFICIENT CASH TO FUND YOUR PROPOSED EXPENDITURES FOR THE NEXT TWELVE MONTHS.

In response to this comment, the Company has reconciled the disclosure under this section as requested.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34

51.
WE NOTE THAT THE PRESIDENT AND DIRECTOR OF THE COMPANY PAID EXPENSES ON BEHALF OF THE COMPANY AND THE ADVANCE IS OUTSTANDING AS OF OCTOBER 31, 2004. SUPPLEMENTALLY ADVISE US OF THE AMOUNT OF EXPENSES PAID ON BEHALF OF THE COMPANY. WE MAY HAVE FURTHER COMMENT.

In response to this comment, as stated on the Company’s balance sheet and Note 3 to the Company’s audited financial statements for the period ended October 31, 2004, the Company’s president incurred expenses of $465 on behalf of the Company. The expenses consisted of the purchase of equipment for a printer and a deposit made to open the Company’s corporate bank account.

FINANCIAL STATEMENTS

52.	PLEASE REVISE NOTE 1 TO DISLCOSE THE COMPANY’S FISCAL YEAR-END.

In response to this comment, the Company has revised Note 1 to its audited financial statements to disclose its year end of October 31.

53.
REVISE THE FOOTNOTES TO DISCLOSE THE COMPANY’S ACCOUNTING POLICIES RELATING TO THE LICENSE AGREEMENT, INCLUDING THE METHOD OF AMORTIZATION. ALSO, PLEASE TELL US SUPPLEMENTALLY THE BASIS FOR CAPITALIZING THE AMOUNT PAID FOR THE LICENSE AGREEMENT, GIVEN THE COMPANY DOES NOT HAVE A PRODUCT THAT HAS RECEIVED THE REGULATORY APPROVALS NECESSARY FOR COMMERCIAL SALE.

O’Neill Law Group PLLC	10
United States Securities and Exchange Commission
Attention: Mr. William Bennett

In response to this comment, please see the revised disclosure under Note 2(g) to the Company’s audited financial statements respecting the Company’s accounting policy relating to the license agreement. The Company paid CDN$10,000 ($8,231) for the license agreement, which has been treated as an intangible asset. In accordance with FAS 142 therefore, this asset was recorded on the balance sheet at cost because it was purchased from an arms-length party and was equivalent to the fair value. The Company has added disclosure in note 2(g) to the audited financial statements to address the future valuation and amortization of this asset in accordance with the guidance in FAS 142.

54.	YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

In response to this comment, the Company has updated the Amended SB-2 in accordance with Item 310(g) of Regulation S-B.

55.	YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has included an updated accountant’s consent in the Amended SB-2.

WHERE YOU CAN FIND MORE INFORMATION

56.	PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 101(C)(1) & (2) OF REGULATION S-B.

In response to this comment, please see the revised disclosure under the heading “Where you can find more information” on page 39 of the Amended SB-2.

PART II

ITEM 27. EXHIBITS

57.
PLEASE REVISE YOUR LEGALITY OPINION TO INDICATE THAT THE OPINION OPINES UPON NEVADA LAW INCLUDING THE STATUTORY PROVISIONS, ALL APPLICABLE PROVISIONS OF THE NEVADA CONSTITUTION AND ALL REPORTED JUDICIAL DECISIONS INTERPRETING THOSE LAWS.

In response to this comment, we have revised our legal opinion as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL

SON/clk Enclosures

cc:	Med-Tech Solutions, Inc.
Attn: Mr. Mark A. McLeary, Chief Executive Officer